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                     March 15, 2024

       Par Chadha
       Executive Chairman
       Exela Technologies, Inc.
       2701 E. Grauwyler Rd.
       Irving, TX 75061

                                                        Re: Exela Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 3, 2023
                                                            File No. 001-36788

       Dear Par Chadha:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services